2007 FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS

Zi Corporation Announces Record Annual Technology Segment Revenues in 2007 Along with 53% Decrease in Net Loss

CALGARY, AB, March 25, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) (the “Company” or “Zi”), a leading provider of intelligent interface solutions, today announced the financial results for their fourth quarter and year ended December 31, 2007.

Zi Corporation had record annual revenues in 2007 from its technology segment and the fourth quarter of 2007 had the highest quarterly revenues in the past 12 quarters.  Previous record annual revenues, which had been higher than the 2007 revenues, included revenues from now-discontinued operations of unrelated businesses.

Shipments of eZiText™ and eZiType™ increased by more than 10 percent and the Company signed 15 new license agreements for these products. License agreements for the Company’s Decuma™ handwriting recognition technology were also signed with two major manufacturers, the first such significant agreements for Decuma.  2007 also marked the first North American license agreement for the Company’s Qix™ search technology, and the Company is working with manufacturers for the first time to embed Qix on proprietary feature handsets.

Total revenue for 2007 increased 11 percent to $13.1 million from $11.8 million in 2006.  Net loss for the year was $5.1 million or $0.10 per basic and diluted share, a 53 percent decrease from the 2006 net loss of $11 million or $0.24 per basic and diluted share.  2007 results include a $0.6 million gain from the sale of a non-core asset.  Net Loss from Continuing Operations was $5.8 million in 2007, which was a 41 percent decrease versus 2006.

Revenue for the fourth quarter of 2007 was $3.6 million, an increase of 13 percent from $3.2 million in the fourth quarter of 2006 and seven percent from $3.4 million for the third quarter of 2007.  Net loss for the quarter was $1.7 million or $0.03 per basic and diluted share as compared to a net loss of $3.0 million, or $0.06 per basic and diluted share for the same period in 2006, and $1.3 million or $0.02 for the third quarter of 2007, respectively.  The fourth quarter included withholding taxes of $0.5 million relating to the payment of inter-company royalties from the Company’s Chinese subsidiaries to repatriate cash currently classified as Restricted Cash. Such taxes are not expected to be incurred again in the foreseeable future.

Year over year, the Company reported a 198 percent increase in cash and cash equivalents to approximately $5.0 million at December 31, 2007, excluding cash of $2.7 million held in our Chinese subsidiary which is currently classified as Restricted Cash.  Working capital increased by 277 percent to $1.8 million in 2007 as compared to $0.5 million for the previous year.  Shareholders’ equity improved from $4.8 million at December 31, 2006 to $6.5 million at December 31, 2007, and the Company has no long-term debt.

Commenting on the results, Milos Djokovic, President and Chief Executive Officer of Zi Corporation, stated, “We are very pleased to report that 2007 was a year of marked improvement in the financial results for Zi Corporation.  Our key focuses were to improve revenues from all product lines and to increase efficiencies throughout the organization.  With improved sales and account management over the last twelve months we experienced significant increases in handheld unit shipments during the fourth quarter and predictive text sales that exceeded our internal expectations.  The foundations laid in late 2006 really began bearing fruit throughout the year and have continued on through the start of 2008.  This was evidenced by year-end and first quarter ‘08 licensing agreements surrounding our eZiText, eZiType, and Decuma, and in particular, our Qix license agreement with TELUS, a leading national telecommunications company in Canada, with over $9 billion of annual revenue (2007) and 5.6 million wireless subscribers.”

Djokovic continued, “Operationally we have been very successful in improving our bottom line and anticipate this trend continuing in 2008 as we drive our results toward profitability, while increasing R&D headcount to improve and enhance our products. From a balance sheet perspective, our results were buoyed by the capital raising activities we undertook during the first quarter of 2007.  This, in conjunction with the divestiture of Archer Education Group, a non-core asset, provided the Company a capital boost of just over $6 million.”

Results throughout 2007, and particularly during the fourth quarter, were acutely affected by the depreciation of the US dollar against the Canadian dollar. The Company estimates that fourth quarter selling, general and administrative expenses were $0.5 million higher than the fourth quarter of 2006 because of this factor.

Looking to the future, Djokovic stated, “While 2007 was a milestone year for Zi Corporation, in 2008 and beyond we will continue to work closely with manufacturers on their new device models and with carriers to generate what we believe could be significant, but as yet untapped, advertising revenues.  Analysts estimate that over 1.2 billion mobile handsets will be sold in 2008 and with the continued growth of this market, particularly in emerging areas, we see a diversified set of opportunities to grow our business.  We intend to be aggressive in our efforts to continue to capture an increasing share of this market.   Currently, mobile operator trials associated with our Qix product continue to proceed well and we expect that these, in conjunction with the success of our recent TELUS deal, will help to springboard our Qix product into new carrier accounts.   Additionally, we are seeing new licensing agreements surrounding our predictive text products, eZiText and eZiType as well as significant new contracts for our handwriting recognition technology, Decuma, all of which continue to bode well for the 2008 outlook.  We are excited about the future prospects of Zi Corporation and look forward to reporting our progress throughout the year.”

All dollar amounts referenced herein are in US dollars.

Conference Call Information:

Zi Corporation  will hold a conference call to review its fourth quarter and full year 2007 results on Tuesday, March 25, 2008 at 11:30 a.m. Eastern.  Milos Djokovic, President and Chief Executive Officer will host the call. Interested parties may access the conference call by dialing 800-762-8779 (domestic) or 480-248-5081 (international) using conference ID 3859632. Participants are advised to dial-in at least five minutes before the scheduled start time.

A replay of the conference call will be accessible two hours after its completion until 11:59pm ET on Wednesday, March 26, 2008 by dialing 800-406-7325 (domestic) or 303-590-3030 (international) using pin number 3859632. A live webcast and 10-day archive of the call can be accessed at http://www.zicorp.com.

About Zi Corporation:
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies.  The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: Qix for mobile search and discovery that drives increased device usage and facilitates mobile advertising; eZiText for predictive text entry; eZiType for keyboard prediction with auto-correction; and Decuma for predictive handwriting recognition.  The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing.  Zi supports its strategic partners and customers from offices in Asia, Europe and North America.  A publicly traded company, Zi Corporation is listed on Nasdaq Capital Markets (ZICA) and the Toronto Stock Exchange (ZIC).

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation (“Zi”), including its bottom line, Zi’s future withholding tax liability related to the repatriation of cash from its Chinese subsidiary; the potential for Zi to generate advertising revenues, Zi’s overall revenue growth opportunities related to mobile handset sales worldwide, the revenue growth opportunity related to Zi’s Qix product with new carrier accounts, the ability of Zi to enter into new licensing agreements related to its eZitext, eZiType and Decuma products, and, the impact of Zi’s cost-cutting initiatives and its ability to achieve profitable operations.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development and services offerings; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements and ability to successfully enter into new license agreements with new and existing customers; Zi’s ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results, Zi’s current and future operating expense levels and R&D expense levels; Zi’s ability to repatriate cash from its Chinese subsidiary in the future and the manner in which such repatriation is permitted to occur under applicable regulation and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies.  All other trademarks are the property of their respective owners.

For more information:
Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-245-8800	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com

Financial Tables Follow

Consolidated Statements of Loss

Years ended December 31,	2007	2006	2005
(All amounts in United States of America dollars except share amounts)

Revenues	$13,111,002	$11,836,217	$10,614,043
Cost of sales	(263,922)	(406,463)	(355,597)
Gross margin	12,847,080	11,429,754	10,258,446

Operating expenses

Selling general and administrative	(10,531,299)	(10,728,671)	(8,764,212)
Business taxes	(1,257,662)	(925,192)	(846,478)
Litigation and legal	(1,941,660)	(3,352,763)	(1,670,577)
Product research and development	(2,450,771)	(3,700,242)	(3,137,263)
Depreciation and amortization	(1,670,037)	(1,667,534)	(1,125,695)
Impairment of note receivable	–	–	(250,000)
Gain on settlement of litigation	–	–	1,415,616
Operating loss before undernoted	(5,004,349)	(8,944,648)	(4,120,163)

Interest on capital lease obligation	(43)	(795)	(3,924)
Other interest expense	(35,570)	(17,211)	(2,368)
Interest income and other income	189,290	227,562	325,050
Net loss before undernoted	(4,850,672)	(8,735,092)	(3,801,405)
Recovery (impairment) of note receivable	130,931	(129,417)	–
Income taxes	(1,039,458)	(885,084)	(687,515)
Net loss from continuing operations	(5,759,199)	(9,749,593)	(4,488,920)
Discontinued operations	632,601	(1,245,291)	(828,503)
Net Loss	$(5,126,598)	$(10,994,884)	$(5,317,423)
Basic and diluted loss per share from continuing operations	$(0.11)	$(0.21)	$(0.10)
Basic and diluted gain (loss) per share from discontinued operations	0.01	(0.03)	(0.02)
Basic and diluted loss per share	(0.10)	(0.24)	(0.12)
Weighted average number of common shares outstanding – basic and diluted	49,640,891	46,502,728	46,152,711
Common shares outstanding, end of year	50,557,957	46,688,624	46,272,568

Consolidated Balance Sheets

As at December 31,	2007	2006
(All amounts in United States of America dollars except share amounts)

Assets
Current assets
Cash and cash equivalents	$4,979,193	$1,672,847
Restricted cash	2,740,702	2,160,495
Accounts receivable, net of allowance of $454,070 (2006 - $936,731)	2,644,413	5,785,954
Prepayments and deposits	677,262	599,963
Total current assets	11,041,570	10,219,259
Capital assets - net	931,921	906,094
Intangible assets - net	3,721,623	3,421,717
	$15,695,114	$14,547,070

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$-	$1,000,000
Accounts payable and accrued liabilities	4,677,007	4,046,022
Deferred revenue	4,500,044	4,478,026
Future income tax	14,636	174,400
Current portion of other long-term liabilities	-	30,467
Total current liabilities	9,191,687	9,728,915

Contingent liabilities, commitments and guarantees
Going concern

Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 50,557,957 (2006 – 46,688,624) issued and outstanding	114,991,895	110,635,085
Additional paid-in capital	3,860,022	3,101,201
Warrants	1,403,160	-
Accumulated deficit	(113,702,097)	(108,575,499)
Accumulated other comprehensive loss	(49,553)	(342,632)
	6,503,427	4,818,155
	$15,695,114	$14,547,070